UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Emmis Communications Corporation

(Name of Issuer)

Class A Common Shares, $.01 par value

(Title of Class of Securities)

291525103

(CUSIP Number)

Frank K. Martin, CFA

Senior Partner

Martin Capital Management, LLP

300 Junior Achievement Drive, Suite 301, Elkhart, IN 46516

(574) 293-2077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 291525103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Martin Capital Management, LLP 35-1827458
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,710,293
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,710,293

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,710,293
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

8.4%
14.	Type of Reporting Person (See Instructions)

IA

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Martin Capital Management, LLP (“MCM”) on May 18, 2006 (the “Schedule 13D”), relating to the Class A Common Stock, $0.01 par value per share (the “Common Shares”), of Emmis Communications Corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Common Shares covered by this Schedule 13D were purchased by the Covered Persons and by MCM on behalf of its investment management clients and certain employee and pro bono accounts between September 28, 2001 and January 3, 2007 for approximately $36.6 million (cost basis adjusted at $1.40 per share, as per the special dividend paid by the Issuer on November 22, 2006). The source of funds for the purchases was cash available for investment from the Covered Persons and from such clients and accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

On April 18, 2007, MCM sent a letter to each member of the Board of Directors of the Issuer, a representative copy of which is attached hereto and incorporated herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. MCM is the investment manager for client accounts, which together beneficially own an aggregate of 2,650,306 Common Shares. MCM has the power to direct the vote and disposition of the Common Shares held in these client accounts. MCM also has the power to direct the vote and disposition of an additional 21,955 Common Shares held in certain employee, pro bono and similar accounts. The Covered Persons directly beneficially own an aggregate of 38,032 Common Shares, comprised of 2,300 Common Shares held by Dennis D. Blyly, 6,570 Common Shares held by Todd B. Martin, 27,638 Common Shares held by Frank K. Martin, and 1,524 Common Shares held by Andrew P. Wilson. Accordingly, MCM may be deemed to be the beneficial owner of an aggregate amount of 2,710,293 Common Shares.

The Covered Persons, as partners of MCM, may be deemed to beneficially own the same number of Common Shares reported by MCM.

MCM disclaims beneficial ownership of the 2,710,293 Common Shares held in the accounts described above or held by the Covered Persons. The Covered Persons each disclaim beneficial ownership of the Common Shares reported above except, for each Covered Person, the respective amount reported as directly beneficially owned by such Covered Person.

(c) The reported share amounts for MCM reflect amounts as of April 18,2007. None of the reporting persons has effected any transaction relating to the Common Shares during the past 60 days.

(d) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 2— Letter from Martin Capital Management, LLP to the members of the Board of Directors of Emmis Communications Corporation, dated April 18, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2007

MARTIN CAPITAL MANAGEMENT, LLP

By:	/s/ Todd B. Martin
Name:	Todd B. Martin, CFA
Title:	Managing Partner

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Dennis D. Blyly, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Todd B. Martin, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Frank K. Martin, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Andrew P. Wilson, CFA	Martin Capital Management, LLP 300 Junior Achievement Drive Suite 301 Elkhart, Indiana 46516	Investment Management

Exhibit 2

[Letterhead of Martin Capital Management, LLP]

April 18, 2007

Mr. Jeff Smulyan

EMMIS Communications

One EMMIS Plaza

40 Monument Circle, Suite 700

Indianapolis, IN 46204

Dear Mr. Smulyan:

Recent scuttlebutt, made more tangible by a recent sell-side research note and the uptick in Emmis’ market price, has reached all the way to the hinterlands of Elkhart, Indiana. We discount rumors and in this instance are bringing the current one to your attention as a courtesy from an interested large long-term shareholder so that the Company might take whatever action may be necessary in accordance with SEC rules and regulations. For your information, the rumors involve the potential sale of WQCD. Parenthetically, if the rumored sale price of $200–250 million is in the “ballpark,” the Company would certainly have an opportunity to monetize valuable assets that are not contributing to cash flow in appropriate proportion to their private sale value. Based on information the Company has provided, KMVN, WKQX, and WLUP might qualify as well. The Board is no doubt aware that such a strategy would unlock considerable value that would better reflect the intrinsic worth of the Company. Indeed, it would not surprise us if such future possibilities may have played a role in both the initiation of Mr. Smulyan’s “going private” offer last spring and the Board’s determination that his offer was inadequate. We were encouraged when the Board began to flex its fiduciary muscles and remain hopeful that the Board will stay the course, no matter what kind of chicanery it might encounter in the weeks or months ahead. We have long felt that there is more value in Emmis than what the market price would suggest. Whether the CEO, ideally with the encouragement of a Board that has been far too passive for far too long, will 1) take the strategic steps to realize that value and 2) share it equitably once realized remains the open question. Until shareholders receive an honest answer to that question the Emmis dollar will continue to trade for $.50.

The following letter was written just before the recent rise in the stock price and the rumors that followed. Because of its long-term relevance and our reluctance to take our eye off the investment ball because of the ambient noise, it remains as the substance of this communiqué with you.

With the one-year anniversary of our Emmis 13D filing just over a month away and the annual trip to the “ethicenter” of American capitalism coming up soon (Berkshire Hathaway’s annual meeting, Omaha, May 5), the arresting juxtaposition of two extremes in corporate governance prompted this latest missive. Martin Capital Management has positions in both companies, one we own with deep regrets and fiduciary shame for our stupidity and the other where integrity is so deeply rooted that even investor foolishness will not be exploited by the keeper of the castle.

This letter has elements and themes in common with others sent to you individually or as a group, as well as articles in various and sundry publications available on our website, and at least one aspect that is different. Among the enclosures herewith you’ll find a gift from me on behalf of all of the disenfranchised Class A shareholders: John Bogle’s The Battle for the Soul of Capitalism. Bogle, 77, painfully jobless at age 45 toward the end of the cruel 1973–1974 bear market, mustered the will to found what has become the $1.1 trillion in assets Vanguard Group, the ethical standard bearer for the mutual fund industry. Even at Vanguard, a mutual company, he again felt the pain of being vulnerable to shifting sentiments. In refreshing contrast to the “turf protection,” the breeding ground for greed and avarice so prevalent in corporate America these days, Bogle’s irrepressible character has sustained him as the ultimate shareholder advocate whose words reconcile in sweet harmony with his actions.

Like it or not, you are thrust into a minor role in an unfolding drama that may determine the fate of capitalism in which Emmis, although a bit player, is yet to be counted as either just or unjust. You could be a big player if you stand up for what’s true and right. Only you can write your own epitaph. If you’ve lost sight of what it means to be a fiduciary, why directors’ fees are not without obligation, or if you need someone to explain the gravity of the bigger issue at stake, the words of Jack Bogle, if taken to heart, will help reset your fiduciary’s compass to true North.

Given the size of our clients’ and our 8% plus stake in Emmis, well purchased as investors in the open market but far too long ago, the minuscule investment in the books may provide a whopping return if you take the time to contemplate the significance of Bogle’s clear-cut warnings and insights as to what might be your role in the battle for the soul of capitalism and then take the actions he proposes. Should the book’s contents touch a socially responsive nerve, or provoke a twinge of consciousness about just what might be the high road as you perform your fiduciary duties and responsibilities as an Emmis director, the much-maligned Emmis principals, who, need I remind you, own 86.3% of the Company, will be the ultimate co-beneficiaries. The other potential beneficiaries are, strangely enough, you, the members of the Board of Directors, who perhaps for the first time since joining Emmis can justifiably walk tall if you heed Bogle’s advice. While the entire book is more than worthy of your attention, Parts I and II, covering a mere 117 pages, are most relevant to the study in contrasts to which I referred above.

Intentionally free of the manifold conflicts of interest that hobble many of our contemporaries, I will continue to speak out against the injustices perpetrated against the majority shareholders by the Emmis CEO and the Board of Directors which, much to the satisfaction of the silenced majority, has recently begun to demonstrate some honest-to-goodness moxie. While there are issues of far greater import addressed in the enclosed Martin Capital Management 2006 Annual Report, ongoing references to Emmis can be found on pages 18–20, including the footnote on page 20.

Depending on inferences one might glean from what may be mandatory abstentions for Emmis shares registered in street name, it is quite possible that the only significant “no” vote for our proxy proposal calling for recapitalization of Emmis from the inescapable tyranny of the Class B super voting majority share structure was from the Emperor himself who, perhaps feeling a little insecure, dictated that he alone should be above the constraints of accountability. Certainly no informed, uncompromised, and self-respecting shareholder would vote for retaining dictatorial powers in the hands of one whose exercise of those powers may, and no doubt already has, lead inexorably to the slide down the slippery slope of self-aggrandizement.

The $4 special dividend paid in November is but the latest in questionable capital allocation decisions, which remains our single biggest concern about strategic decision-making at Emmis. The only positive aspect to the distribution is that it was equitable: Mr. Smulyan found himself in the unlikely position of being at parity with the majority owners when it came to distributing corporate assets. Even the motives behind the dividend are suspect in that the action was out of character: to wit, Mr. Smulyan’s earlier initiatives, such as the proposed going private transaction in 2006, and his rhetoric subsequently have openly and brashly betrayed his intent to enrich himself at the expense of the majority shareholders. At this time we can only speculate about the true motives behind the dividend.

Edmund Burke, the 17th century statesman and philosopher most remembered prophetically for his support of the American colonies in the dispute with King George III and Great Britain that led to the American Revolution, speaks to the dilemma that you, the Board of Directors, those entrusted with protecting the public’s interest in the representative democracy at Emmis, must face. Does the following quotation not characterize the Emmis Chairman and CEO? “Those who have been once intoxicated with power, and have derived any kind of emolument [compensation] from it, even though but for one year, never can willingly abandon it. They may be distressed in the midst of all their power; but they will never look to anything but power for their relief.”

Are you made of the stuff of our forefathers? Are you willing to be part of the revolution to reestablish the soul of capitalism?

Sincerely,

/s/ Frank K. Martin
Frank K. Martin, CFA
Senior Partner

cc:	John Bogle
Wall Street Journal
Indianapolis Star
Indianapolis Business Journal

Enclosures